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PROSPECTUS SUPPLEMENT (To Prospectus Dated February 11, 2005)	Filed pursuant to General Instruction II.L of Form F-10; File No. 333-122526

US$300,000,000

Enbridge Inc.

4.90% Senior Notes due 2015

        The notes will bear interest at the rate of 4.90% per year. Interest on the notes is payable on March 1 and September 1 of each year, beginning on September 1, 2005. The notes will mature on March 1, 2015. We may redeem some or all of the notes at any time at the "make-whole" price described under "Description of the Notes—Optional Redemption". We may also redeem all of the notes, at any time, if certain changes affecting Canadian withholding taxes occur.

        Investing in the notes involves risks. See "Risk Factors" beginning on page S-19 of this prospectus supplement.

        Neither the Securities and Exchange Commission ("SEC") nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        This offering is made by a foreign issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

        Prospective investors should be aware that the acquisition of the notes may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus supplement or in the accompanying prospectus. You should read the tax discussion under "Material Income Tax Considerations" in this prospectus supplement.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated and organized under the laws of Canada, that most of our officers and directors are residents of Canada, that some of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and that all or a substantial portion of our assets and said persons are located outside the United States.

	Per Senior Note	Total
Public Offering Price	99.702%	US$299,106,000
Underwriting Commission	0.650%	US$ 1,950,000
Proceeds to us (before expenses)	99.052%	US$297,156,000

        Interest on the notes will accrue from February 25, 2005 to date of delivery.

        The underwriters expect to deliver the notes to the purchasers on or about February 25, 2005.

Sole Bookrunner

Citigroup

Banc of America Securities LLC
Deutsche Bank Securities
HSBC
Merrill Lynch & Co.
Morgan Stanley
UBS Investment Bank
Wachovia Securities
CIBC World Markets

February 22, 2005

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus, dated February 11, 2005, is referred to as the "prospectus" in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars or "$". "U.S. dollars" or "US$" means lawful currency of the United States. Unless otherwise indicated, all financial information included in this prospectus supplement, the prospectus and any document incorporated by reference is determined using Canadian GAAP. "U.S. GAAP" means generally accepted accounting principles in the United States. For a discussion of the principal differences between our financial information as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the notes of our audited annual comparative consolidated financial statements incorporated by reference into this prospectus supplement. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the prospectus and any document incorporated by reference to "Enbridge", the "Corporation", "we", "us" and "our" mean Enbridge Inc. and its subsidiaries, partnership interests and joint venture investments.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus
About this Prospectus	2
Documents Incorporated by Reference	3
Certain Available Information	4
Special Note Regarding Forward-Looking Statements	4
The Corporation	5
Use of Proceeds	6
Interest Coverage Ratio	6
Description of Debt Securities	7
Description of Share Capital	22
Certain Income Tax Considerations	23
Plan of Distribution	23
Risk Factors	24
Legal Matters	24
Experts	24
Documents Filed as Part of the Registration Statement	24
Enforcement of Civil Liabilities	25
Consent of PricewaterhouseCoopers LLP.	26

EXCHANGE RATE DATA

        The following table sets forth certain exchange rates based on the noon rate in Toronto, Ontario as reported by the Bank of Canada. Such rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00. On February 21, 2005, the inverse of this rate was US$0.8105 per $1.00.

	Year Ended December 31,
	2004	2003	2002
Low	0.7159	0.6349	0.6199
High	0.8493	0.7738	0.6618
Period End	0.8308	0.7738	0.6331
Average(1)	0.7721	0.7206	0.6372

(1)
The average of the daily exchange rates on the last day of each month during the applicable period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act. When used in this document, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers. These forward-looking statements are not facts, but only predictions. Similarly, statements that describe the Corporation's objectives, plans or goals also are forward-looking statements. Although the Corporation believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. While the Corporation makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. You can find a discussion of those risks and uncertainties in the documents incorporated by reference in this prospectus supplement, as well as in this prospectus supplement under the heading "Risk Factors". Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus supplement are made only as of the date of this prospectus supplement and the Corporation does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. The Corporation cannot assure you that projected results or events will be achieved.

        Given the risks and uncertainties of the Corporation's business, including those discussed and incorporated by reference in this prospectus supplement and the accompanying prospectus under the heading "Risk Factors", actual results may differ materially from those expressed or implied by forward-looking statements. In addition, the Corporation bases forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking statements and should be aware that the forward-looking statements described in this prospectus supplement and the documents incorporated by reference in this prospectus supplement may not occur.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of the Corporation, filed with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and with the Securities and Exchange Commission, are specifically incorporated by reference in, and form an integral part of, this prospectus supplement:

  •
  consolidated annual financial statements and auditors' report thereon for the years ended December 31, 2004 and 2003;

  •
  management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2004 and 2003;

  •
  annual information form (the "Annual Information Form") dated April 13, 2004 (excluding the section entitled "Risk Factors" which is not incorporated by reference in this prospectus supplement); and

  •
  management proxy circular dated March 4, 2004 prepared in connection with the Corporation's annual and special meeting of shareholders held on May 5, 2004 (excluding the sections entitled "Statement of Corporate Governance Practices", "Report on Executive Compensation" and "Performance Graph", which are not incorporated by reference in this prospectus supplement).

        Any documents of the type referred to above, interim financial statements and management's discussion and analysis thereon and material change reports (excluding confidential material change reports) subsequently filed by the Corporation with the various securities commissions or similar regulatory authorities in each of the provinces of Canada after the date of this prospectus supplement and prior to the termination of any offering of Securities shall be deemed to be incorporated by reference into this prospectus supplement. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. In addition, any similar documents furnished on Form 6-K or filed on Form 40-F by the Corporation with the SEC after the date of this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K and its annual report on Form 40-F, are available on the SEC's website at www.sec.gov.

        Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

        Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Corporate Secretary of Enbridge Inc., Suite 3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8 (telephone (403) 231-3900).

SUMMARY OF THE OFFERING

        The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Issuer	Enbridge Inc.
Securities Offered	US$300 million aggregate principal amount of 4.90% Senior Notes due 2015.
Maturity Date	March 1, 2015.
Interest Payment Dates	March 1 and September 1 of each year, beginning September 1, 2005.
Ranking
The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. Our business operations are conducted substantially through our subsidiaries and through partnerships and joint ventures. The notes will be effectively subordinated to all existing and future liabilities of our subsidiaries, partnerships and joint ventures. See "Description of the Notes—General" in this prospectus supplement and "Description of Debt Securities—Ranking and Other Indebtedness" in the prospectus.
Optional Redemption
We may redeem some or all of the notes, at any time, at the "make-whole" price described in this prospectus supplement. We may also redeem all of the notes in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities—Redemption—Tax Redemption" in the prospectus.
Sinking Fund	The notes will not be entitled to the benefits of a sinking fund.
Use of Proceeds
We estimate that the net proceeds of the offering of the notes, after deducting underwriting commissions and the estimated expenses of the offering, will be approximately US$296.6 million. We intend to use all of the net proceeds of this offering to refinance credit facility indebtedness incurred to fund a portion of the purchase price of the Enbridge Offshore System. See "Use of Proceeds" in this prospectus supplement.
Additional Amounts
Any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amount necessary so that the net amount received by the holders of notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. See "Description of Debt Securities—Payment of Additional Amounts" in the prospectus.

Form
The notes will be represented by one or more fully registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee. See "Description of the Notes—Book-Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, notes in certificated form will not be issued.
Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.
Risk Factors
Investing in the notes involves risks. See "Risk Factors" in this prospectus supplement and in the documents incorporated by reference herein for a description of certain of the risks you should consider before investing in the notes.

ENBRIDGE INC.

        We are a leading North American energy transportation and distribution company, headquartered in Calgary, Alberta. Through subsidiaries, we own and operate crude oil and natural gas liquids pipelines, natural gas transmission, gathering and processing systems and natural gas distribution utilities. We operate the world's longest crude oil pipeline system. Our wholly-owned subsidiary, Enbridge Pipelines Inc. owns the Canadian portion of this system, which we refer to as the Enbridge System. The United States portion, which we refer to as the Lakehead System, is owned by Enbridge Energy Partners, L.P., an affiliate in which we hold an approximate 12% interest. We have investments in natural gas transmission pipelines including the Alliance Pipeline, the Vector Pipeline and the recently acquired Enbridge Offshore System. We also own and operate Canada's largest natural gas distribution utility and provide local gas distribution services in the provinces of Ontario, Quebec, New Brunswick and in the State of New York. While our operations are primarily focused in North America, we do operate internationally and have made investments in complementary pipeline and related energy infrastructure outside Canada and the United States.

        A very large part of our business is subject to regulation. In 2004, over 95% of the earnings from our operating segments were derived from regulated operations, including utilities subject to cost of service regulation, long-term "take or pay" pipeline contracts, or tolling agreements with underlying volume commitments.

        Our strategy is focused on expanding our presence in North American energy delivery. We expect to continue to grow our core businesses and increase our asset base through expansion of existing systems, the development and construction of new pipelines, as well as through strategic acquisitions. We will seek to develop new growth platforms in complementary and related energy infrastructure where we believe we can add value using our core competencies. We also intend to utilize Enbridge Income Fund, a Canadian income fund that we established in 2003, and Enbridge Energy Partners, L.P. to acquire mature energy infrastructure assets. We will continue to focus on operational excellence with an emphasis on cost efficiency, safety and reliability, environmental integrity, innovation and effective stakeholder relations. Maintenance of a strong credit profile while pursuing these objectives is central to our strategy.

        Enbridge Inc. was incorporated on April 13, 1970 under the Companies Act of the Northwest Territories as Gallery Holdings Ltd. and was continued under the Canada Business Corporations Act on December 15, 1987 under the name 159569 Canada Ltd. The Corporation, formerly a wholly-owned subsidiary of Interprovincial Pipe Line Inc. ("Interprovincial"), became the parent company of Interprovincial in 1992 pursuant to a corporate reorganization.

Subsidiaries

        The following table sets forth each material subsidiary of the Corporation as at December 31, 2004. Each subsidiary listed below is 100% owned, directly or indirectly, by the Corporation. Numerous subsidiaries, many of which are inactive, are omitted from the following list because individually their total revenue and assets are less than 10% of the consolidated revenue and consolidated assets, respectively, of the Corporation and considered in the aggregate, they represent less than 20% of the consolidated revenue and consolidated assets of the Corporation.

Name of Subsidiary	Jurisdiction of Incorporation
IPL System Inc.	Alberta
Enbridge Pipelines Inc.	Canada
Enbridge Energy Company, Inc.	Delaware
Enbridge Pipelines (NW) Inc.	Canada
Enbridge Energy Distribution Inc.	Canada
Enbridge Gas Distribution Inc.	Ontario
Enbridge (U.S.) Inc.	Delaware
Enbridge Gas Services Inc.	Canada
Enbridge Gas Services (U.S.) Inc.	Delaware
Enbridge Pipelines (Athabasca) Inc.	Alberta
Enbridge Capital ApS	Denmark

        We conduct our business through five operating segments: Liquids Pipelines, Gas Pipelines, Gas Distribution and Services, Sponsored Investments and International. Each of these is described below.

Liquids Pipelines

        Our liquids pipeline Mainline System, which is comprised of the Enbridge System and the Lakehead System, is the primary transporter of crude oil from Western Canada to the United States. It is the only pipeline that transports crude oil from Western Canada to Eastern Canada, serving all of the major refining centers in the province of Ontario as well as the Midwest region of the United States. Major expansions to the Mainline System were undertaken between 1998 and 2003. The Mainline System, in aggregate, includes approximately 8,000 kilometers (5,000 miles) of mainline pipe in Canada, and 5,300 kilometers (3,300 miles) of mainline pipe in the United States. In 2004, the Liquids Pipelines segment delivered approximately 2.1 million barrels per day.

        The Enbridge System is subject to regulation by the National Energy Board ("NEB"). A portion of this system is subject to tolls that are governed by provisions of an Incentive Tolling Settlement ("ITS"). Under this agreement, tolls were determined based on a starting revenue requirement, adjusted each year for 75% of the change in the Canadian Gross Domestic Product Implicit Price Index. The ITS allowed us and our customers to share in cost savings, protected us from fluctuations in volumes, and incorporated additional incentive mechanisms for electric power cost savings. Under the ITS we are allowed to recover the cost of, and earn a return on, facilities or expansions that qualify as non-routine adjustments. The ITS expired on December 31, 2004, however, we will continue to charge tolls based on this agreement pending the conclusion of negotiations with our customers. We expect to have a new incentive tolling agreement in place in the first half of 2005. The tolls charged for major systems expansions including the SEP II project and the Terrace project are governed by long-term agreements negotiated with our customers. These agreements provide for the application of a toll surcharge. The SEP II and Terrace tolling agreements both expire in 2013.

        We own the Athabasca System and the Enbridge NW System. The Athabasca System is a 545 kilometer (339 mile) pipeline that transports synthetic and heavy oil from the Alberta oil sands to the pipeline hub at Hardisty, Alberta, where it interconnects with our Enbridge System, as well as others. We have a long-term take or pay contract with the major shipper on the Athabasca System, a major oil sands producer, that expires in 2029. The Enbridge NW System is an 864 kilometer (540 mile) pipeline that transports crude oil from Norman Wells, Northwest Territories, to Zama, Alberta where it delivers crude oil to pipelines that connect with the Enbridge System. The Athabasca

System is regulated by the Alberta Energy Utilities Board. The Enbridge NW System is regulated by the NEB.

        We also own a number of other smaller liquids pipelines including:

  •
  A 77.8% interest in the Frontier Pipeline, a 467 kilometer (290 mile) pipeline with a capacity of approximately 62,000 barrels per day that transports crude oil from Wyoming for delivery to the Salt Lake City refining market;

  •
  A 30% interest in the Mustang Pipeline, a 346 kilometer (215 mile) pipeline with a capacity of 100,000 barrels per day that receives crude oil in Chicago and delivers it to the Patoka, Illinois refining market;

  •
  A 23% interest in the Chicap Pipeline, a 330 kilometer (205 mile) pipeline that transports crude oil from Patoka to Chicago; and

  •
  A 100% interest in the Toledo Pipeline, a 56 kilometer (35 mile) pipeline that connects the Lakehead system at Stockbridge Michigan, with two refineries in the Toledo, Ohio area.

        All of these Pipelines are subject to regulation by the Federal Energy Regulatory Commission ("FERC").

        Recently, we concluded the purchase of the Spearhead Pipeline and have conducted an open season to reverse this line to transport crude oil from the Enbridge System at Chicago, Illinois to the storage and refining hub at Cushing, Oklahoma. The open season resulted in 10-year shipping commitments for an initial 60,000 barrels per day, increasing to 75,000 barrels per day by 2009. Following regulatory approval from the FERC in the United States and the NEB in Canada, we will begin work to reverse the flow of the line, which historically operated in south-to-north service between Cushing and Chicago. We expect to have the line in service during the first quarter of 2006, with initial capacity of 125,000 barrels per day. The line could subsequently be expanded to accommodate up to 160,000 barrels per day.

        The Enbridge and Lakehead Systems are strategically positioned between the Western Canadian Sedimentary Basin ("WCSB"), an area of growing crude oil supply, and the U.S. Midwest, U.S. Gulf Coast and Eastern Canada regions, whose demand for crude oil continues to grow. While production from conventional resources in the WCSB has declined modestly since 1999, the development of Canada's world scale oil sands resource has more than replaced the declines in conventional production, growing by over 235,000 barrels per day in the last two years. Oil and gas analysts have estimated combined conventional and oil sands reserves in the WCSB at approximately 175 billion barrels which would place Canada second only to Saudi Arabia in terms of proved reserves.

        We have recently completed our annual survey of crude production and demand for WCSB crude. Producers, refiners and provincial/state agencies are surveyed to assist us in assessing the future outlook for crude oil supply and demand. Responses indicate a strong supply response to the latest pricing environment. Based on this survey we have estimated that by 2010, production could grow to 2.8 to 3.0 million barrels per day, an increase of up to 800,000 barrels per day from 2004, consisting of roughly equal proportions of upgraded synthetic crude and raw bitumen.

        The abundance of established reserves from oil sands will provide opportunities for expansion of our Athabasca System and the Enbridge and Lakehead Systems. During 2004, we entered into two interim pipeline agreements with shippers for expansion of the Athabasca System and construction of new laterals and tankage facilities. While the Athabasca System has low cost expansion potential to a capacity ultimately of 570,000 barrels per day, there is insufficient expansion capacity to accommodate all of the planned oil sands developments such that new pipeline capacity is expected to be required by about 2008. The acquisition and reversal of the Spearhead Pipeline is part of our broader strategy to expand and extend the reach of our liquids pipeline systems and provide Canadian producers with access to new refining markets in the United States.

Gas Pipelines

        The Gas Pipelines segment includes our interest in natural gas transmission and gathering systems and consists of three major systems: the Alliance Pipeline, the Vector Pipeline, and the Enbridge Offshore System. The Alliance Pipeline consists of an approximately 3,000 kilometer (1,860 miles) integrated, high-pressure, natural gas mainline pipeline, a series of lateral pipelines located in Canada, and related infrastructure. The Alliance Pipeline extends from northeastern British Columbia to Chicago, Illinois where it connects with two local natural gas distribution systems and five interstate natural gas pipelines. The Alliance Pipeline was designed to transport 1.325 billion cubic feet of natural gas per day, on a firm transportation basis. Additional transportation capacity is made available to shippers, on a when available basis, over and above their firm transportation capacity for no additional cost to shippers other than the costs of the associated fuel requirements. On this basis, the Alliance Pipeline was able to deliver approximately 1.55 billion cubic feet per day in 2004. Further, the capacity of the pipeline can be expanded by an additional 0.5 billion cubic feet per day with additional capital expenditures for incremental compression on the system. Long-term take or pay contracts, initially expiring in December 2015, provide for all of the Alliance Pipeline's available firm transportation capacity. These transportation contracts are renewable for successive one-year terms without limit, upon five years' notice being provided at the option of the shipper. The Enbridge Income Fund has a 50% interest in the Canadian portion of the pipeline, and we have a 50% interest in, and jointly control, the U.S. portion. Alliance is regulated by the FERC in the United States and the NEB in Canada.

        We are the lead operator of and own a 60% interest in the Vector Pipeline that extends 553 kilometers (348 miles) from Chicago, Illinois to Dawn, Ontario. At Chicago, Vector connects with the Alliance Pipeline and other natural gas transmission systems, providing natural gas supplies for local distribution and end-user customers in Illinois, Indiana, Michigan and Ontario, as well as a west-to-east transportation link for Western Canadian gas supplies. The Vector Pipeline has the capacity to ship approximately 1 billion cubic feet per day with an expansion capacity of 0.5 billion cubic feet per day. Currently, 70% of the firm transportation capacity on Vector has been contracted under long-term, "take or pay" contracts, initially expiring in December 2015. The remaining 30% of firm transportation capacity has been contracted through to the end of 2006. Vector is regulated by the FERC in the United States and the NEB in Canada.

        The Alliance and Vector pipelines are key conduits for the delivery of natural gas from Western Canada and, in the case of Vector, the U.S. Gulf Coast, to growing markets in Eastern Canada and the Northeast United States. In the longer term, the Alliance system is well positioned to deliver additional natural gas produced in Alaska and the Northwest Territories of Canada to markets in the United States. We expect that additional supplies from the U.S. Rockies and from liquified natural gas will also serve to offset declining production from the WCSB and provide opportunities for us to deliver this natural gas to markets.

        The Enbridge Offshore System, which was acquired on December 31, 2004, provides us with interests in 11 natural gas transmission and gathering pipelines in five major pipeline corridors in the Gulf of Mexico. The assets are held primarily through joint ventures with ownership interests ranging from 22% to 80%. The system moved an average of approximately 3 billion cubic feet of natural gas per day in 2004, which represents approximately one half of deep water Gulf of Mexico production. The Enbridge Offshore System is regulated by the FERC, as well as state commissions in Louisiana and Mississippi.

        Tolls on the Enbridge Offshore System transmission pipelines are generally set based on negotiated discounts to the applicable maximum rate established by the FERC. Tolls on deepwater gathering lines are set at market rates based on negotiations with producers. Typically, producers will dedicate volumes to the Enbridge Offshore System for the life of their production lease.

Gas Distribution and Services

        Our Gas Distribution and Services segment consists primarily of gas distribution utility operations that serve residential, commercial, and industrial customers in central and eastern Ontario, Quebec, New Brunswick, and part of New York State.

        The dominant business in this segment is our wholly owned subsidiary, Enbridge Gas Distribution ("EGD"). EGD is Canada's largest natural gas distribution utility, providing service to approximately 1.7 million customers in central and eastern Ontario including Ottawa and the Greater Toronto Area. It is regulated by the Ontario Energy Board ("OEB"). EGD currently operates under a cost of service rate making methodology based on a forward test year. Under this methodology we are permitted to recover all of EGD's forecast operating costs and capital costs (through recovery of a depreciation charge) provided these are prudently incurred. EGD does not profit from the price of the natural gas commodity nor is it at risk for the differences between the actual cost of gas purchased and the price approved by the OEB. We defer any such differences as a receivable from the customer or a payable to the customer and seek adjustments to our rates on a quarterly basis to dispose of these deferred amounts.

        Included in EGD's cost of service rate making methodology is the recovery of the cost of debt and equity based on a deemed capital structure of 35% common equity and approximately 65% debt, which is approved by the OEB. EGD's regulated leverage ratio is greater than the leverage we generally employ in our other businesses which impacts our consolidated leverage and interest and debt coverage ratios.

        EGD's return on common equity is based on a formula which links equity rates of return with forecast yields on long-term Government of Canada Bonds. The allowed rate of return on common equity for 2005 has been set at 9.57%.

        EGD operated under a targeted performance based regulation for a three-year period that concluded in 2002. During this period, we were allowed to retain savings realized with respect to selected operating and maintenance expenses to the extent they were lower than a prescribed benchmark. While EGD will operate under a traditional cost of service rate making methodology in 2005 and 2006, we intend to pursue incentive regulation models in the future.

        EGD continues to enjoy strong growth in its customer base driven by underlying economic and demographic growth in Ontario and the relative advantages of natural gas over alternate energy sources in our franchise area. We have added over 50,000 distribution customers in Ontario in each year since 2000.

        Our other Gas Distribution and Services businesses include St. Lawrence Gas, a wholly-owned subsidiary serving upper New York State, Gazifere, a wholly-owned subsidiary serving Hull, Quebec, an indirect 24% interest in Gaz Metro Limited Partnership which provides natural gas distribution service in Montreal and other areas of Quebec, and a 63% interest in Enbridge Gas New Brunswick Limited Partnership serving the Province of New Brunswick. In addition, we hold an approximate 43% ownership of Aux Sable Liquids Products Inc., a natural gas liquids extraction and fractionation plant at the terminus of the Alliance Pipeline.

Sponsored Investments

        Our Sponsored Investments segment consists of our investments in Enbridge Energy Partners, L.P., Enbridge Energy Management, L.L.C., and Enbridge Income Fund. We hold an approximate 12% interest in Houston-based Enbridge Energy Partners, L.P. (the "Partnership"). The Partnership is a vehicle for expanding our North American footprint and scale of operations for appropriate qualifying assets in the United States. The Partnership's energy transportation and midstream systems include overland transportation and pipeline gathering, transmission, processing and treating businesses in the upper Midwest, Mid-Continent and Gulf Coast areas of the United States, with more than 23,000 kilometers (14,500 miles) of pipelines in 20 states. Enbridge Energy Management, L.L.C. is a publicly traded limited liability company that manages and controls the business and affairs of the Partnership.

        Enbridge Income Fund ("EIF") is an unincorporated, open-ended trust, which we created, seeded and began managing on June 30, 2003. EIF owns a 50% interest in the Canadian segment of the Alliance Pipeline and a 100% interest in Enbridge Pipelines (Saskatchewan) Inc. We act as EIF's sponsor and manager and hold a 41.9% common equity interest in EIF.

International

        The objective of the International segment is to supplement our North American business activities by securing participation in attractive projects outside Canada and the United States that utilize technical and operating expertise in liquids transportation. The International segment has a 25% interest in a Spanish refined products pipeline company, CLH, a 24.7% investment in the Colombian crude oil pipeline, OCENSA, and a 100% interest in CITCol, the operator of the OCENSA Pipeline. This business also provides consulting and training services related to proprietary pipeline and natural gas distribution operating technologies.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

Selected Consolidated Financial Information

        We have derived the following selected consolidated financial information as at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 from our audited consolidated financial statements which have been audited by PricewaterhouseCoopers LLP. Our historical results are not necessarily indicative of the results that may be expected for any future period.

        Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. You should read the selected consolidated financial and operating information in conjunction with our audited financial statements and the related notes incorporated by reference in this prospectus supplement, and other information included in the documents incorporated by reference in this prospectus supplement and the prospectus.

	Year Ended December 31,
	2004(1)	2003	2002(2)
	(millions of dollars)
Income Statement Items:
Revenue
Gas sales	$4,554.4	$3,061.7	$2,987.7
Transportation	1,695.8	1,560.6	1,296.6
Energy Services	290.3	233.0	263.2

Total Revenue	6,540.5	4,855.3	4,547.5
Earnings to Common Shareholders	645.3	667.2	572.3
Cash Flow Statement Items:
Cash Flow from Operating Activities	$886.7	$368.5	$877.4
Capital Expenditures	496.4	391.3	729.9
Balance Sheet Items (at period end):
Cash and Short-Term Investments	$105.5	$104.1
Total Assets	14,905.1	13,945.0
Total Debt	8,103.2	7,847.6
Shareholders' Equity	3,978.2	3,593.6
Other financial data:
EBITDA(3)	$1,991.7	$1,782.5	$1,538.1

(1)
Income, cash flow and other financial data include the results of a fifth quarter for EGD, which in 2004 changed its fiscal year end from September 30 to December 31.

(2)
The December 31, 2004 audited consolidated financial statements include statements of financial position as at December 31, 2004 and 2003 reflecting the retroactive adoption of a new accounting standard related to the presentation of preferred securities. Balance sheet data as at December 31, 2002 was not restated in connection with the composition of our 2004 financial statements and we have not included the non-restated 2002 balance sheet data in this table.

(3)
The term EBITDA, as used in this prospectus supplement, represents net earnings before interest expense and preferred share dividends, provision for income taxes and depreciation. EBITDA does not have any standardized meaning prescribed by Canadian GAAP or U.S. GAAP and therefore may not be comparable with the calculation of similar measures for other companies. EBITDA is presented, solely as a supplemental measure, because we believe that it is frequently used by investors to evaluate a company's operating performance. Management employs our EBITDA measure as a tool to evaluate our financial position. We believe that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net earnings, as an indicator of operating performance or as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is calculated from and reconciled to net earnings on a consolidated and operating business segment basis as follows:

	2004		2003		2002
	(millions of dollars)
Earnings to common shareholders	$645.3		$667.2		$572.3
Depreciation	525.0		443.0		403.9
Income taxes	289.2		172.6		86.6
Interest and preferred share dividends	532.2		499.7		475.3
EBITDA	$1,991.7	(a)	$1,782.5	(b)	$1,538.1	(c)(d)(e)

(a)
Includes $191.1 related to an additional fifth quarter of results for EGD related to EGD's change in 2004 from a September 30 fiscal year end to a December 31 fiscal year end as well as a $121.5 gain on sale of the investment in AltaGas Income Trust.

(b)
Includes $239.9 related to the gain on sale of assets to Enbridge Income Fund.

(c)
Includes a $122.7 loss on the sale of Enbridge Midcoast Energy assets.

(d)
Includes $242.3 attributable to earnings from discontinued operations.

(e)
Includes $21.4 related to the gain on sale of marketable securities.

2004	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services		International	Corporate
	(millions of dollars)
Earnings to common shareholders	$219.9	$53.8	$66.2	$313.1		$73.6	$(81.3)
Depreciation	145.4	65.7	0.0	308.4		1.9	3.6
Income taxes	97.7	32.3	46.0	209.3		(0.5)	(95.6)
Interest and preferred share dividends	101.4	65.6	0.0	211.1		0.2	153.9
EBITDA	$564.4	$217.4	$112.2	$1,041.9	(a)	$75.2	$(19.4)

2003	Liquids Pipelines	Gas Pipelines	Sponsored Investments		Gas Distribution and Services	International	Corporate
	(millions of dollars)
Earnings to common shareholders	$213.5	$70.1	$234.3		$153.6	$72.3	$(76.6)
Depreciation	142.6	56.7	0.0		237.6	2.0	4.1
Income taxes	77.9	32.0	118.7		115.8	(1.0)	(170.8)
Interest and preferred share dividends	102.1	58.7	0.0		162.2	0.5	176.2
EBITDA	$536.1	$217.5	$353.0	(b)	$669.2	$73.8	$(67.1)

2002	Liquids Pipelines	Gas Pipelines	Sponsored Investments		Gas Distribution and Services		International	Corporate
	(millions of dollars)
Earnings to common shareholders	$189.6	$47.8	$(51.1)		$366.6		$68.0	$(48.6)
Depreciation	150.6	0.0	17.3		229.5		2.9	3.6
Income taxes	70.0	18.5	(14.1)		93.1		(0.3)	(80.6)
Interest and preferred share dividends	99.8	0.0	28.1		161.7		1.6	184.1
EBITDA	$510.0	$66.3	$(19.8	)(c)	$850.9	(d)	$72.2	$58.5 (e)

(a)
Includes $191.1 related to an additional fifth quarter of results for EGD related to EGD's change in 2004 from a September 30 fiscal year end to a December 31 fiscal year end as well as a $121.5 gain on sale of the investment in AltaGas Income Trust.

(b)
Includes $239.9 related to the gain on sale of assets to Enbridge Income Fund.

(c)
Includes a $122.7 loss on the sale of Enbridge Midcoast Energy assets.

(d)
Includes $242.3 attributable to earnings from discontinued operations.

(e)
Includes $21.4 related to the gain on sale of marketable securities.

Selected Historical Operating Information

        The following table sets forth certain historical operating information for us and our subsidiaries for the periods indicated.

	Year Ended December 31,
	2004	2003	2002
Operating
Liquid Pipelines
Deliveries (thousands of barrels per day)	2,138	2,189	2,088
Barrel miles (billions)	757	710	705
Average haul (miles)	970	889	925
Gas Distribution
Volume of gas distributed (billion cubic feet)	445	458	410
Number of active customers (thousands)	1,727	1,679	1,623

CONSOLIDATED CAPITALIZATION

        The following table summarizes our consolidated capitalization as at December 31, 2004, on an actual basis and on an as adjusted basis to give effect to the issuance and sale of the notes offered by this prospectus supplement and the application of the net proceeds as described under "Use of Proceeds". You should read this table together with our consolidated financial statements for the year ended December 31, 2004, which are incorporated by reference in this prospectus supplement. All U.S. dollar amounts in the following table have been converted to Canadian dollars using the exchange rate on December 31, 2004 of U.S.$0.832 per $1.00.

	December 31, 2004
	Actual	As Adjusted
	(millions of dollars)
Long-Term Debt (excluding current portion)	$6,053.3	$5,696.8
Non-Recourse Long-Term Debt	665.2	665.2
Notes offered hereby	—	$360.6

	$6,718.5	$6,722.6
Shareholders' Equity
Preferred shares	$125.0	$125.0
Common shares	2,282.4	2,282.4
Contributed Surplus	5.4	5.4
Retained Earnings	1,840.9	1,840.9
Foreign currency translation adjustment	(139.8)	(139.8)
Reciprocal shareholding	(135.7)	(135.7)

	$3,978.2	$3,978.2

Total Capitalization	$10,696.7	$10,700.8

USE OF PROCEEDS

        We estimate that the net proceeds of this offering of the notes, after deducting underwriting commissions and the estimated expenses of this offering, will be approximately US$296.6 million. We intend to use all of the net proceeds of this offering to refinance indebtedness under the Enbridge (U.S.) Inc. revolving credit facility, dated December 17, 2001 and maturing in December 2006, guaranteed by Enbridge Inc. (the "Guaranteed Credit Facility"). Indebtedness under the Guaranteed Credit Facility was incurred to fund a portion of the purchase price of the Enbridge Offshore System, which we acquired on December 31, 2004.

PRO FORMA INTEREST COVERAGE RATIO

        The following pro forma interest coverage ratio has been calculated on a consolidated basis for the 12-month period ended December 31, 2004 and is derived from audited financial information. The following pro forma interest coverage ratio gives effect to the issuance of the offered notes and the application of the net proceeds of the issuance as described under "Use of Proceeds". The pro forma interest coverage ratio set forth below does not purport to be indicative of the actual interest coverage ratio that would have occurred for the 12-month period ended December 31, 2004, nor to be indicative of interest coverage ratios for any future periods. This ratio has been calculated based on Canadian GAAP.

December 31, 2004
Interest coverage	2.70 times

        The following pro forma earnings coverage information has been calculated on a consolidated basis for the 12-month period ended December 31, 2004 and is derived from audited financial information. The following pro forma earnings coverage information gives effect to the issuance of the offered notes and the application of the net proceeds of the issuance as described under "Use of Proceeds". Earnings coverage on debt is equal to earnings before net interest expense and income taxes divided by net interest expense plus capitalized interest. Earnings before net interest expense on debt and income taxes is a common measurement used for assessing financial performance. Earnings before net interest expense and income taxes is not defined under Canadian GAAP and should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with Canadian GAAP as an indicator of the Corporation's financial performance or liquidity. The Corporation's earnings before net interest expense and income taxes is not necessarily comparable to a similarly titled measure of another issuer. Earnings before net interest expense on debt and income taxes is reconciled to net earnings below:

December 31, 2004
(millions of dollars)
Earnings before net interest expense and income taxes	$1,466.7
Net interest expense(1)	(538.2)
Income taxes	(289.2)

Net earnings	$639.3

(1)
Net interest expense is net of capitalized interest of $4.2 million.

RISK FACTORS

        You should consider carefully the following risks and other information contained in and incorporated by reference into this prospectus supplement before deciding to invest in our securities. The following risks and uncertainties could materially and adversely affect our financial condition and results of operations. In that event, the value of our securities, including the notes, or our ability to meet our obligations under the notes, may be adversely affected. See "Risk Factors" in the accompanying prospectus.

Our pipeline businesses depend on the availability of and demand for hydrocarbons carried on their respective pipeline systems.

        The operations of our liquids pipelines are dependent upon the supply of crude oil and other hydrocarbons from Western Canada, and the demand for those commodities, particularly in the Great Lakes and Midwest regions of the United States. Supply is dependent upon a number of variables, including the availability and cost of capital for oil sands projects, the price of natural gas used for steam production, and the price of crude oil (including bitumen). Heavy crude oil sourced from Western Canada has experienced marked price volatility in recent periods, not necessarily correlated to light crude prices.

        Currently, natural gas pipeline capacity out of the WCSB exceeds supply. The development of oil sands projects in Alberta also impacts the demand for natural gas pipeline capacity, as various extraction and upgrading processes require the use of natural gas resulting in less natural gas supply to be transported to other markets. Demand growth in other markets, particularly the natural gas transportation market, is expected to be constrained by recent strong prices and increased volatility due to supply concerns from traditional sources.

        In the event that Western Canadian liquid hydrocarbon and natural gas production, or the demand for that production, does not meet our expectations, our results of operations could be adversely affected.

Our businesses are subject to the actions of various regulators.

        Earnings from the Enbridge System and other liquids pipelines are subject to the actions of various regulators, including the NEB in Canada, which prescribes a benchmark multi-pipeline rate of return on common equity. Actions of the regulators related to tariffs, tolls and facilities affect earnings from our pipelines operations. In the United States, pipelines are regulated by FERC as well as by state regulators. U.S. pipeline regulations govern, among other matters, rates of return. To the extent the NEB or FERC rates of return are reduced, either by action commenced by regulators themselves or in response to customer protest, or if other adverse regulatory actions are taken by these or other government regulatory agencies, our margins may be reduced or we may be required to increase capital or other expenditures.

        Our gas distribution business is regulated in Ontario by the OEB, which regulates retail rates, among other matters. The OEB has in the past rendered decisions that have disallowed recovery of certain costs incurred by Enbridge Gas Distribution. The competitiveness of natural gas as an energy source within Ontario may be affected by future policy changes by the Ontario government with respect to electricity rate regulation.

Our pipeline businesses are subject to competition.

        Our liquids pipelines business competes with other common carrier pipelines based primarily upon the cost of transportation, access to supply, and proximity to markets. TransMountain Pipeline and Express Pipeline, as well as other competing lines, can be accessed to ship Western Canadian crude oil to refineries in either Canada or the United States. Although we do not compete directly in the regions served by these other pipelines, producers can elect to have their crude oil refined elsewhere than delivery points on the Enbridge System. Increased competition could arise from new feeder systems servicing the same geographic regions as the Corporation's feeder pipelines and from conversions of natural gas pipelines to the crude oil transportation market. The geographical dispersion of the oil sands reserves could result in opportunities for competing transportation services.

        While all of the capacity of the Alliance Pipeline is currently underpinned by long-term take-or-pay agreements, these agreements expire in 2015. Alliance faces competition for renewal and replacement commitments for pipeline transportation services to the Chicago area from both existing and proposed pipeline projects. Existing pipelines, other than Alliance, with a combined transportation capacity of approximately 3.8 billion cubic feet per day currently provide natural gas transportation services from the WCSB to distribution systems in the midwestern United States. In addition, there are several proposals to upgrade existing pipelines serving these areas and markets. Any new or upgraded pipelines could either allow shippers and competing pipelines to have greater access to natural gas markets in addition to the markets served by the Alliance System and the pipelines to which it is connected, or offer natural gas transportation services that are more desirable to shippers than those provided by the Alliance System because of location, facilities or other factors.

        While 70% of the capacity of the Vector Pipeline is contracted for under long-term agreements that expire in 2015, 30% of the capacity is contracted for shorter terms. Throughput could be negatively impacted by the basis (location) differential in the price of natural gas between Chicago and Dawn, Ontario relative to the transportation toll. In addition, Vector faces competition for pipeline transportation services to its delivery points from new or upgraded pipelines, which could allow shippers to have greater access to markets served by Vector or offer transportation that is more desirable to shippers because of location, facilities or other factors.

        On some of our pipeline systems there is no obligation on our shippers for specific on-going volume commitments. Shippers are generally not obligated to continue to utilize our systems in the future or transport volumes on similar terms or at similar tolls. Competitive pressures may result in reduced margins on our business or lost revenues or may require us to engage in capital spending to enhance our competitive position.

Our pipelines businesses are dependent on stable payments streams from shippers.

        Some of our pipeline systems are highly dependent on their shippers for revenues from contracted capacity. The failure of the shippers to perform their contractual obligations under the transportation contracts could have an adverse effect on the cash flows and financial condition on our pipelines businesses, particularly, the Gas Pipelines Business, and could impair the ability of the systems to meet their debt obligations and make distributions to their limited partners, including Enbridge Inc.

The ability of our Gas Distribution Business to achieve its allowed return on equity is subject to various risks, including risks inherent in achieving forecast natural gas distribution volume.

        EGD's customers are billed on a volumetric basis. Our ability to collect the cost of providing service depends upon achieving the forecast distribution volume established in the rate-making process. The probability of realizing that volume is contingent upon four key forecast variables: weather; economic conditions; pricing of competitive energy sources; and the number of customers. Weather during the year, measured in degree-days, has a significant impact on distribution volume as a major portion of the gas distributed to the residential and commercial markets is used ultimately for space heating. Distribution volume may also be adversely affected by the increased adoption of energy efficient technologies along with more efficient building construction that continues to place downward pressure on annual average consumption.

        Sales and transportation service to large volume commercial and industrial customers is more susceptible to prevailing economic conditions. As well, the pricing of competitive energy sources affects volumes distributed to these sectors as some customers have the ability to switch to an alternate fuel. Customer additions are important to all market sectors as continued expansion adds to the total consumption of natural gas.

        Even in those circumstances where EGD attains its total forecast distribution volume, it may not earn the approved return on equity due to other forecast variables such as mix of sales and transportation of gas for customers, the mix between the higher margin residential and commercial sectors, and the lower margin industrial sector.

Our earnings and cash flows are subject to risks due to changes in interest rates, commodity prices and the relative value of currencies.

        Our earnings and cash flows are subject to volatility stemming from movements in interest rates, commodity prices and the Canadian dollar exchange rate relative to other currencies. Although we take steps to mitigate these market price risks, using derivative financial instruments, such hedging strategies may be costly and less than completely effective and may expose us to counterparty credit risk.

        We are exposed to interest rate fluctuations on our variable rate debt, which would cause our interest rate expense to increase in a rising rate environment, and on the interest cost of future debt issues. Our earnings and cashflow received from business outside of Canada are subject to changes in foreign exchange rates.

        We are exposed to commodity prices through our investment in the Aux Sable natural gas liquids extraction and fractionation plant and through capacity commitments on the Alliance and Vector pipelines. New ventures could expose us to additional or different commodity price and other risks.

Our entry into international markets and non-regulated businesses expose us to distinct risks.

        As we continue to diversify our business in North America and internationally, our risk profile may change. Entry into non-regulated businesses may result in greater economic exposure than we have faced in our traditional regulated businesses. Our operations outside of Canada and the United States subject us to the risks of doing business in less-developed economies, including risks related to political and economic instability, expropriation and confiscatory tax regimes, currency instability and uncertainties with respect to the enforcement and integrity of contractual and property rights.

Our operations are subject to the risks of equipment and systems failure, interruption and terrorism.

        Our comprehensive pipeline systems, gas distribution systems and hydrocarbon storage and processing facilities are subject to many risks, including the breakdown or failure of equipment, information systems and processes; the performance of equipment below original forecasts (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); failure to keep on hand adequate supplies of spare parts; operator error; labor disputes; disputes with interconnected facilities and carriers; and catastrophic events such as natural disasters, fires, explosions, fractures, acts of terrorists and saboteurs and other similar events, many of which are beyond our control. The occurrence or continuance of any of these events could increase the cost associated with our operations and reduce our ability to operate our businesses at their intended capacities, thereby reducing revenues. Risks of substantial costs and liabilities, including those from leaks and explosions, are inherent in our principal operations and there can be no assurance that significant costs and liabilities will not be incurred, including those relating to claims for damages to property and persons.

Our growth strategy is dependent on acquisitions or the development of other complementary energy delivery strategies.

        Our growth strategy may be unsuccessful if we incorrectly predict operating results of associated acquisition or development opportunities, are unable to identify and complete future opportunities and integrate acquired or developed assets or businesses or are unable to raise financing on acceptable terms. The additional risk associated with this growth strategy is the potential for the diversion of management's attention from existing operations as new opportunities are pursued.

We are a holding company and as a result are dependent on our subsidiaries to generate sufficient cash and distribute cash to us to service our indebtedness, including the notes.

        Our ability to make payments on our indebtedness, fund our ongoing operations and invest in capital expenditures and any acquisitions will depend on our subsidiaries' ability to generate cash in the future and distribute that cash to us. It is possible that our subsidiaries may not generate cash from operations in an amount sufficient to enable us to service our indebtedness, including the notes. The notes are U.S. dollar-denominated obligations and the majority of our subsidiaries' revenues are denominated in Canadian dollars. Fluctuations in the exchange rate between the U.S. and Canadian dollar may adversely affect our ability to service or refinance our U.S. dollar denominated indebtedness, including the notes.

        The notes are not guaranteed by our subsidiaries and are thus structurally subordinated to all of our subsidiaries' debt. Our interests in our subsidiaries generally consist of equity interests, which are residual claims on the assets of those subsidiaries after their creditors are satisfied. As at December 31, 2004, the long-term debt (excluding guarantees and intercompany obligations between the Corporation and its subsidiaries) of the Corporation's wholly-owned subsidiaries totaled approximately $2,968.8 million. The indenture governing the notes restricts our ability to incur liens, but places no such restriction on our subsidiaries. Holders of parent company indebtedness that is secured by parent company assets will have a claim on the assets securing the indebtedness that is prior in right of payment to our general unsecured creditors, including you as a holder of the notes. The indenture governing the notes permits us to incur additional liens as described under "Description of the Debt Securities—Covenants—Limitation on Security Interests" in the accompanying prospectus and does not contain any restriction on the ability of our subsidiaries to incur liens.

Environmental, health and safety laws and regulations may impose significant costs and liabilities.

        Our operations, facilities and petroleum product shipments are subject to extensive national, regional and local environmental, health and safety laws and regulations governing, among other things, discharges to air, land and water, the handling and storage of petroleum compounds and hazardous materials, waste disposal, the protection of employee health, safety and the environment, and the investigation and remediation of contamination. Our facilities could experience accidents, malfunctions or other unplanned events that could result in spills or emissions in excess of permitted levels and result in personal injury, fines, penalties or other sanctions and property damage. We could also incur liability in the future for environmental contamination associated with our past and present activities and properties. Our facilities and pipelines must maintain a number of environmental and other permits from various governmental authorities in order to operate and these facilities are subject to inspection from time to time. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology. Finally, compliance with current and future environmental laws and regulations, which are likely to become more stringent over time, including those governing greenhouse gas emissions, may impose additional capital costs and financial expenditures and affect the demand for our services, which could adversely affect our operating results and profitability.

DESCRIPTION OF THE NOTES

        The following description of the terms of the offered notes supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of debt securities under the heading "Description of Debt Securities" in the accompanying prospectus, and should be read in conjunction with that description. In this section, the terms "Corporation" and Enbridge" refer only to Enbridge Inc. and not to its subsidiaries.

        The notes will be issued under an indenture (the "Indenture") to be entered into between the Corporation and Deutsche Bank Trust Company Americas, as Trustee. The Trustee will initially serve as paying agent for the notes. The following summary of certain provisions of the Indenture and the notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture.

General

        The Trustee under the Indenture is referred to in this section as the "Trustee", which term shall include, unless the context otherwise requires, its successors and assigns. Capitalized terms used but not defined in this section shall have the meanings given to them in the Indenture.

        The notes will be issued under the Indenture in a single series in an aggregate principal amount of US$300 million. The notes will mature on March 1, 2015. The notes will bear interest at a rate of 4.90% per year. Interest will be payable semi-annually in arrears on March 1 and September 1 of each year, commencing, September 1, 2005, to the persons in whose names the notes are registered at the close of business on the preceding February 15 or August 15, respectively. The principal and interest on the notes will be paid in U.S. dollars in the manner and on terms set out in the Indenture. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

        The notes will be direct, unsecured and unsubordinated obligations of the Corporation, issued under the Indenture and will rank equally with all other unsecured and unsubordinated indebtedness of the Corporation other than preferred claims imposed by statute. In addition, our business operations are conducted substantially through our subsidiaries and through partnerships and joint ventures. The notes will be effectively subordinated to all existing and future liabilities of our subsidiaries, partnerships and joint ventures. As at December 31, 2004, the long-term debt (excluding guarantees and intercompany obligations between the Corporation and its subsidiaries) of the Corporation's wholly-owned subsidiaries totaled approximately $2,968.8 million. At December 31, 2004, as determined under Canadian GAAP, the Corporation's total consolidated long-term debt and long-term debt due within one year was, in aggregate principal amount, approximately $6,583.5 million (excluding the notes and the Corporation's proportionate share of non-recourse debt of joint ventures), none of which was secured debt. There are no terms of the Indenture that limit the ability of the Corporation or its subsidiaries, partnerships or joint ventures to incur additional indebtedness, including in the case of the Corporation and its subsidiaries, partnerships and joint ventures, indebtedness that ranks, either effectively or by contract, senior to the notes. See "Description of Debt Securities—Covenants" in the accompanying prospectus.

        The notes will be denominated in U.S. dollars and payments of principal of, and premium, if any, and interest on, the notes will be made in U.S. dollars.

        The notes will not be entitled to any benefits of a sinking fund.

        The provisions of the Indenture relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances and the provisions of the Indenture relating to the redemption of the notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement will apply to the notes. See "Description of Debt Securities—

Additional Amounts" and "Description of Debt Securities—Tax Redemption" in the accompanying prospectus.

        The notes will not be convertible into other securities of the Corporation in lieu of payment of principal. The notes will not be listed on any securities exchange or automated quotation system.

The Trustee

        Deutsche Bank Trust Company Americas (the "Trustee") will be the initial Trustee under the Indenture governing the notes. The Trustee is an affiliate of Deutsche Bank Securities Inc., an underwriter of the notes. Under the Trust Indenture Act of 1939, as amended, due to this affiliation, if a default occurred on the notes, Deutsche Bank Trust Company Americas would be required to resign as Trustee within 90 days of the default unless the default were cured, duly waived, or otherwise eliminated. An affiliate of the Trustee is a lender under the Guaranteed Credit Facility, and affiliates of the Trustee may have further commercial banking, advisory and other relationships with Enbridge and its subsidiaries.

Optional Redemption

        The notes will be redeemable, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 15 basis points, plus, in either case, accrued interest on the principal amount being redeemed to the date of redemption. Notwithstanding the foregoing, instalments of interest on notes being redeemed that are due and payable on interest payment dates falling on or prior to the relevant redemption date will be payable to the holders of notes registered at the close of business on the relevant record dates according to the terms and provisions of the Indenture.

        Notice of any redemption will be delivered by first-class mail at least 30 days, but not more than 60 days, before the redemption date to each holder of the notes to be redeemed. If less than all the notes are to be redeemed, the notes to be redeemed will be selected by the Trustee by lot or such other method that the Trustee deems fair and appropriate.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

        In the case of a partial redemption of notes, selection of such notes for redemption will be made on a pro rata basis. If any note is redeemed in part, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed; provided that no note in an aggregate principal amount of $1,000 or less shall be redeemed in part. A replacement note in the principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

        In connection with such optional redemption, the following defined terms apply:

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable

Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by the Trustee as directed by us.

        "Reference Treasury Dealer" means (1) each of Citigroup Global Markets Inc., and its successors; provided, however, that if such entity or its successor shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer, and (2) any four other Primary Treasury Dealers selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

        For greater certainty, the notes will not be subject to redemption at par value at the option of the Corporation as described in the prospectus under "Description of Debt Securities—Redemption".

        The notes will be subject to redemption by the Corporation as described in the prospectus under the heading "Description of Debt Securities — Redemption — Tax Redemption" in the event of the occurrence of the circumstances therein described after the date of the initial issuance of the notes.

Payment of Principal and Interest

        Payments of principal of, and premium, if any, and interest on, the notes will be made by the Corporation through the Trustee to the Depositary. See "Description of the Notes—Book-Entry System".

        "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of New York and in the applicable Place of Payment, if other than the City of New York, are authorized or obligated by law or executive order to close. The initial Places of Payment for the notes will be the Trustee's corporate trust office in the City of New York and the Corporation's corporate headquarters in Calgary.

        Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be. If any interest payment date or the maturity date of the notes falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or the maturity date, as the case may be.

Book-Entry System

        The notes will be represented by one or more fully registered global securities (the "Global Securities") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Depositary")), or such other name as may be requested by an authorized representative of the Depositary. The authorized denominations of each note will be US$1,000 and integral multiples thereof. The provisions set forth under "Description of Debt Securities—Global Securities" in the accompanying prospectus will be applicable to the notes. Accordingly, notes may be transferred or exchanged only through the Depositary and its participants. Except as described under "Description of Debt Securities—Global Securities" in the accompanying prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive notes in definitive form.

        Each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the notes.

        The following is based on information furnished by the Depositary: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the SEC.

        Purchases of the notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such notes on the Depositary's records. The ownership interest of each actual purchaser of each note represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the notes will not receive notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such notes is discontinued.

        To facilitate subsequent transfers, the Global Securities representing the notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. (nor such other nominee of the Depositary) will consent or vote with respect to the Global Securities representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to the Corporation as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Principal, premium, if any, and interest payments on the Global Securities representing the notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary). The Depositary's practice is to credit Direct Participants' accounts, upon the Depositary's receipt of funds and corresponding detail information from the Corporation or the applicable Trustee, on the applicable payment date in accordance with their respective holdings shown on the Depositary's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Depositary, the applicable Trustee or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is the responsibility of the Corporation or the applicable Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the Corporation or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

        The Corporation may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

        Settlement for the notes will be made in immediately available funds. Secondary market trading in the notes will be settled in immediately available funds.

        The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes to the arrangements between the Corporation and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

Defeasance

        The notes will be subject to the provisions of the Indenture relating to Defeasance and Covenant Defeasance as described in the prospectus under the heading "Description of Debt Securities — Defeasance."

MATERIAL INCOME TAX CONSIDERATIONS

        Each of these summaries under this section "Material Income Tax Considerations" is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder and no representation is made with respect to the United States federal tax consequences or Canadian tax consequences to any particular holder. Accordingly, prospective purchasers should consult their own tax advisors with respect to the United States federal tax consequences or Canadian tax considerations relevant to them, having regard to their particular circumstances.

Material United States Federal Income Tax Considerations

        This section describes the material United States federal income tax consequences of owning and disposing the notes we are offering. It applies only to holders who acquire notes in the offering at the offering price and who hold their notes as capital assets for United States federal income tax purposes. This section does not apply to members of a class of holders subject to special rules, such as a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting, a bank, a life insurance company, a tax-exempt organization, a person that owns notes that are a hedge or that are hedged against interest rate risks, a person that owns notes as part of a straddle or conversion transaction for United States federal income tax purposes, or a United States holder (as defined below) whose functional currency for tax purposes is not the United States dollar. If notes are purchased at a price other than the offering price, the amortizable bond premium or market discount rules may also apply. Holders should consult their own tax advisor regarding this possibility. This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

    All holders should consult their own tax advisor concerning the consequences of owning these notes in such holder's particular circumstances under the Code and the laws of any other taxing jurisdiction.

        This section applies only to United States holders. A United States holder is a beneficial owner of a note who is a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

        If a partnership (or other entity, organized within or without the United States, treated as a partnership for United States federal income tax purposes) holds notes, the tax treatment of a partner as beneficial owner of notes generally will depend on the status of the partner and the activities of the partnership.

  Payments of Interest

        United States holders will be taxed on interest paid on the notes as ordinary income at the time the interest is received or when it accrues, depending on the holder's method of accounting for tax purposes.

        Interest paid by us on the notes is income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be "passive" or "financial services" income, while interest paid in taxable years beginning after December 31, 2006 will, depending on the United States holder's circumstances, be "passive" or

"general" category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

  Purchase, Sale and Retirement of the Notes

        A United States holder's tax basis in a note generally will be its cost. A United States holder will generally recognize capital gain or loss on the sale or retirement of a note equal to the difference between the amount realized on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and such holder's tax basis in the note. Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

  Backup Withholding and Information Reporting

        For noncorporate United States holders, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to payments of principal and interest on a note within the United States, including payments made by wire transfer from outside the United States to an account maintained in the United States and the payment of the proceeds from the sale of a note effected at a United States office of a broker. Additionally, backup withholding will apply to such payments if a noncorporate United States holder fails to provide an accurate taxpayer identification number, is notified by the Internal Revenue Service that the holder has failed to report all interest and dividends required to be shown on the holder's United States federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements.

Material Canadian Income Tax Considerations

        The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") applicable to a purchaser of notes pursuant to the prospectus and this prospectus supplement who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty, is not resident or deemed to be resident in Canada, deals with the Corporation at arm's length and does not use or hold and is not deemed to use or hold a note in carrying on business in Canada (a "Non-Resident Holder"). This summary is based on the current provisions of the Tax Act and the regulations thereunder, proposed amendments to the Tax Act and the regulations thereunder publicly announced prior to the date of this prospectus supplement (the "Proposed Amendments") and on counsel's understanding of the current administrative practices of the Canada Revenue Agency in effect as of the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Non-Resident Holder and does not anticipate any changes in law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Special rules, which are not discussed below, may apply to a non-resident that is an insurer which carries on business in Canada and elsewhere.

        Under the Tax Act the payment of interest, principal or premium, if any, to a Non-Resident Holder of a note will be exempt from Canadian non-resident withholding tax. No other taxes on income or capital gains will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of a note by a Non-Resident Holder, or the receipt of interest, principal or premium thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of a note.

CREDIT RATINGS

        The notes have been rated A- by Standard & Poor's ("S&P"), A3 by Moody's Investors Service, Inc. ("Moody's") and A by Dominion Bond Rating Service Limited ("DBRS") (S&P, Moody's and DBRS are each a "Rating Agency"), subject to receipt of final documentation. The rating outlook from Moody's is stable, the rating outlook from S&P is stable and the rating outlook from DBRS is stable. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The Rating Agencies' ratings for debt instruments range from a high of AAA to a low of D for S&P, in the case of Moody's long-term issuer rating, from a high of Aaa to a low of C, and in the case of DBRS AAA to D.

        According to the S&P rating system, an obligation rated A- is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

        According to the Moody's rating system, debt securities rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. Numerical modifiers 1, 2 and 3 are applied to each rating classification from Aa through Caa, with 1 indicating that the obligation ranks in the higher end of the category, 2 indicating a mid-range ranking and 3 indicating a ranking in the lower end of the category.

        According to DBRS' rating system, debt securities rated A are characterized as "satisfactory credit quality" and is the third highest of ten available rating categories. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entries. While a respectable rating, entities in the "A" category are considered to be more susceptible to adverse economic conditions and have higher cyclical tendencies than higher rated securities. The assignment of a "high" or "low" designation within each rating category indicates relative standing within such category. The absence of a "high" or "low" designation indicates the rating is in the "middle" of the category. The "high", "middle" and "low" grades are not used for the AAA and D categories.

        The credit ratings accorded to the notes by the Rating Agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgment, circumstances so warrant. The lowering of any rating of the notes may negatively affect the quoted market price, if any, of the notes.

UNDERWRITING

        Citigroup Global Markets Inc. is acting as representative of the underwriters named below.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	US$105,000,000
Banc of America Securities LLC	25,500,000
Deutsche Bank Securities Inc.	25,500,000
HSBC Securities (USA) Inc.	25,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	25,500,000
Morgan Stanley & Co. Incorporated	25,500,000
UBS Securities LLC	25,500,000
Wachovia Capital Markets, LLC	25,500,000
CIBC World Markets Corp.	16,500,000

Total	US$300,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

        The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.400% of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed 0.250% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representative may change the public offering price and concessions.

        Each underwriter has represented, warranted and agreed that:

  •
  It has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any notes included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  It has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any notes included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

  •
  It has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes included in this offering in, from or otherwise involving the United Kingdom; and

  •
  The offer in The Netherlands of the notes included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

        The following table shows the underwriting commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Enbridge
Per note	0.650%

        In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. We have been advised that the underwriters may make a market in the notes but are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

        We estimate that our total expenses for this offering, including underwriting commissions, will be US$2.5 million.

        The notes may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not offer, sell or deliver any notes purchased by it in Canada or to residents of Canada.

        The underwriters or their affiliates perform and have performed commercial banking, investment banking and advisory services for us from time to time for which they receive and have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Certain of the underwriters are affiliated with entities that are agents for and members of syndicates of lenders which made available revolving and term facilities to us and our subsidiaries, including the Guaranteed Credit Facility.

        Certain of the underwriters are, directly or indirectly, majority-owned subsidiaries of banks that are currently lenders to us under the Guaranteed Credit Facility (the "Lenders") and as a result under applicable Canadian securities legislation we may be considered to be a connected issuer to such underwriters. The net proceeds of the offering will be used to repay outstanding bank indebtedness owed under the Guaranteed Credit Facility. See "Use of Proceeds" in this prospectus supplement. We are in compliance with the terms of the Guaranteed Credit Facility and none of the banks affiliated with the underwriters were involved in the decision to offer the notes or in the determination of the terms of the distribution of the notes.

        Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by entities that are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

        A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with this offering of notes will be passed upon for the Corporation by McCarthy Tétrault LLP, Calgary, Alberta, Canada, and the validity of the notes as to matters of New York law will be passed upon for the Corporation by Sullivan & Cromwell LLP, New York, New York. In addition, certain legal matters relating to United States law in connection with this offering of the notes will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario, Canada.

        The partners and associates of McCarthy Tétrault LLP and Sullivan & Cromwell LLP as groups each beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

EXPERTS

        The consolidated annual financial statements of the Corporation for the years ended December 31, 2004 and 2003 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the audit report, which is also incorporated by reference in this prospectus supplement, of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, on the authority of such firm as experts in auditing and accounting.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

        We have read the prospectus supplement of Enbridge Inc. (the "Corporation") dated February 22, 2005 relating to the issue and sale of US$300,000,000 Notes by the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report dated January 25, 2005 to the shareholders of the Corporation on the balance sheets of the Corporation as at December 31, 2004 and 2003 and the statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Calgary, Alberta
February 22, 2005

Prospectus	February 11, 2005

ENBRIDGE INC.

US$1,000,000,000

Debt Securities
Common Shares
Preferred Shares

        We may from time to time offer our debt securities, common shares and preferred shares (collectively, the "Securities"), up to an aggregate initial offering price of US$1,000,000,000 (or its equivalent in Canadian dollars or any other currency or currency unit used to denominate the Securities) during the 25 month period that this base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This offering is made by a foreign issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

        Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement (as defined herein). You should read the tax discussion under "Certain Income Tax Considerations" herein and in any applicable Prospectus Supplement.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that most of its officers and directors are residents of Canada, that some of the experts named in this Prospectus are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

        The specific terms of any offering of Securities will be set forth in a shelf prospectus supplement (a "Prospectus Supplement") including, where applicable: (i) in the case of common shares or preferred shares, the number of shares offered and the offering price; and (ii) in the case of debt securities, the designation, any limit on the aggregate principal amount, the currency or currency unit, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to our other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms of the debt securities. You should read this Prospectus and any applicable Prospectus Supplement before you invest in any Securities.

        Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "ENB". There is currently no market through which the debt securities may be sold and purchasers may not be able to resell such securities issued under this Prospectus.

        We may sell the Securities to or through underwriters or dealers purchasing as principals, directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of offering of such Securities.

ABOUT THIS PROSPECTUS

        In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. "U.S. dollars" or "US$" means lawful currency of the United States. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus or included in any Prospectus Supplement is determined using Canadian GAAP. "U.S. GAAP" means generally accepted accounting principles in the United States. For a discussion of the principal differences between our financial information as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the notes of our consolidated annual financial statements incorporated by reference into this Prospectus. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "Enbridge", the "Corporation", "we", "us" and "our" mean Enbridge Inc. and its subsidiaries, partnership interests and joint venture investments.

        This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference" and "Certain Available Information".

        You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information in this Prospectus, any applicable Prospectus Supplement or any documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of the Corporation, filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada and with the United States Securities and Exchange Commission ("SEC"), are specifically incorporated by reference in, and form an integral part of, this Prospectus:

  (a)
  consolidated annual financial statements and auditors' report thereon for the years ended December 31, 2004 and 2003;

  (b)
  management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2004 and 2003;

  (c)
  annual information form (the "Annual Information Form") dated April 13, 2004 (excluding the section entitled "Risk Factors" which is not to be incorporated by reference in this Prospectus); and

  (d)
  management proxy circular dated March 4, 2004 prepared in connection with the Corporation's annual and special meeting of shareholders held on May 5, 2004 (excluding the sections entitled "Statement of Corporate Governance Practices", "Report on Executive Compensation" and "Performance Graph", which are not to be incorporated by reference in this Prospectus).

        Any documents of the type referred to above, interim financial statements and management's discussion and analysis thereon and material change reports (excluding confidential material change reports) subsequently filed by the Corporation with the various securities commissions or similar regulatory authorities in each of the provinces of Canada after the date of this Prospectus and prior to the termination of any offering of Securities shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. In addition, any similar documents furnished on Form 6-K or filed on Form 40-F by the Corporation with the SEC after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K and its annual report on Form 40-F, are available on the SEC's website at www.sec.gov.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by that Prospectus Supplement.

        Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Corporate Secretary of Enbridge Inc., Suite 3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8 (telephone (403) 231 3900).

CERTAIN AVAILABLE INFORMATION

        The Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-10 relating to the Securities and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to the exhibit, if applicable, for a more complete description of the relevant matter, each such statement being qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC's website at www.sec.gov.

        The Corporation is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and in accordance therewith files reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, the Corporation is not required to publish financial statements as promptly as United States companies. Such reports and other information will be available on the SEC's website at www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act. When used in this document, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers. These forward-looking statements are not facts, but only predictions. Similarly, statements that describe the Corporation's objectives, plans or goals also are forward-looking statements. Although the Corporation believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. While the Corporation makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. You can find a discussion of those risks and uncertainties in the documents incorporated by reference in this Prospectus under the heading "Risk Factors". Additional risk factors and related disclosure may also be contained in an applicable Prospectus Supplement. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this Prospectus are made only as of the date of this Prospectus and the Corporation does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. The Corporation cannot assure you that projected results or events will be achieved.

        Given the risks and uncertainties of the Corporation's business, including those discussed and incorporated by reference in the Prospectus under the heading "Risk Factors", actual results may differ materially from those expressed or implied by forward-looking statements. In addition, the Corporation bases forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking statements and should be aware that the forward-looking statements described in this Prospectus (and in any Prospectus Supplement) and the documents incorporated by reference in this Prospectus (and in any Prospectus Supplement) may not occur.

THE CORPORATION

        The Corporation's primary business activities are the transportation and distribution of energy. It conducts its business through five operating segments: Liquids Pipelines, Gas Pipelines, Sponsored Investments, Gas Distribution and Services, and International:

  •
  Liquids Pipelines includes the operation of a common carrier pipeline system, which is the world's longest liquid petroleum pipeline system. It also includes feeder pipelines that transport crude oil and other liquid hydrocarbons;

  •
  Gas Pipelines includes investments in interstate natural gas transmission pipelines including the U.S. portion of the Alliance Pipeline, the Vector Pipeline and the Enbridge Offshore System;

  •
  Sponsored Investments consists of the Corporation's investments in Enbridge Energy Partners, L.P. ("EEP"), Enbridge Energy Management, L.L.C. ("EEM"; with EEP, collectively, the "Partnership") and Enbridge Income Fund ("EIF"), all of which are publicly traded entities. The Partnership transports crude oil and other liquid hydrocarbons through common carrier and feeder pipelines and transports, gathers, processes and markets natural gas and natural gas liquids. EIF's assets are a 50% interest in a gas transmission pipeline and a 100% interest in a crude oil and liquids pipeline and gathering system;

  •
  Gas Distribution and Services consists of gas utility operations which serve residential, commercial, industrial and transportation customers. It includes the operations of Enbridge Gas Distribution Inc., Canada's largest natural gas distribution utility which serves customers in central and eastern Ontario, including the city of Toronto. It also includes natural gas distribution activities in Québec, New Brunswick and New York State, as well as gas services operations, including the Corporation's investment in Aux Sable Liquid Products Inc., a natural gas liquids extraction and fractionation plant; and

  •
  International invests in energy transportation and related energy projects outside of Canada and the United States. This business also provides consulting and training services related to proprietary pipeline and natural gas distribution operating technologies.

        The Corporation was incorporated on April 13, 1970 under the Companies Act of the Northwest Territories and was continued under the Canada Business Corporations Act on December 15, 1987. The registered office and principal place of business of the Corporation are at Suite 3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8.

Subsidiaries

        The following table sets forth each material subsidiary of the Corporation as at December 31, 2004. Each subsidiary listed below is 100% owned, directly or indirectly, by the Corporation. Numerous subsidiaries, many of which are inactive, are omitted from the following list because individually their total revenue and assets are less than 10% of the consolidated revenue and consolidated assets, respectively, of the Corporation and considered in the aggregate, they represent less than 20% of the consolidated revenue and consolidated assets of the Corporation.

Name of Subsidiary	Jurisdiction of Incorporation
IPL System Inc.	Canada
Enbridge Pipelines Inc.	Canada
Enbridge Energy Company, Inc.	Delaware
Enbridge Pipelines (NW) Inc.	Canada
Enbridge Energy Distribution Inc.	Canada
Enbridge Gas Distribution Inc.	Ontario
Enbridge (U.S.) Inc.	Delaware
Enbridge Gas Services Inc.	Canada
Enbridge Gas Services (U.S.) Inc.	Delaware
Enbridge Pipelines (Athabasca) Inc.	Alberta
Enbridge Capital ApS	Denmark

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, which may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. Specific information about the use of proceeds from the sale of any Securities will be set forth in a Prospectus Supplement. The Corporation may invest funds that it does not immediately require in short-term marketable debt securities. The Corporation expects that it may, from time to time, issue securities other than pursuant to this Prospectus.

INTEREST COVERAGE RATIO

        The following pro forma interest coverage ratio has been prepared in accordance with Canadian securities law requirements and are included in the Prospectus in accordance with Canadian disclosure requirements.

        The following interest coverage ratio has been calculated on a consolidated basis for the respective 12-month period ended December 31, 2004 and is derived from audited financial information. The following interest coverage ratio: (i) does not give effect to the issue of any debt securities pursuant to this Prospectus; (ii) does not purport to be indicative of interest coverage ratios for any future periods; and (iii) has been calculated based on Canadian GAAP. The following interest coverage ratio gives effect to the issuance of all of our currently outstanding debt securities and assumes repayment or redemption thereof as of the respective stated maturities of such debt securities.

December 31, 2004
Interest coverage	2.8 times

        Earnings coverage on debt is equal to earnings before net interest expense and income taxes divided by net interest expense plus capitalized interest. Earnings before net interest expense on debt and income taxes is a common measurement used for assessing financial performance. Earnings before net interest expense and income taxes is not defined under Canadian GAAP and should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with Canadian GAAP as an indicator of the Corporation's financial performance or liquidity. The Corporation's earnings before net interest expense and income taxes is not necessarily comparable to a similarly titled measure of another issuer. Earnings before net interest expense on debt and income taxes is reconciled to net earnings below:

Twelve Months Ended December 31, 2004
(in millions)
Earnings before net interest expense and income taxes	$1,466.7
Net interest expense(1)	(525.3)
Income taxes	(289.2)

Net Earnings	$652.2

(1)
Net interest expense is net of capitalized interest equalling $4.2 million.

DESCRIPTION OF DEBT SECURITIES

        In this section, the terms "Corporation" and "Enbridge" refer only to Enbridge Inc. and not to its subsidiaries. The following description sets forth certain general terms and provisions of the debt securities. The Corporation will provide particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

        The debt securities will be issued under an indenture (the "Indenture") to be entered into between Enbridge and Deutsche Bank Trust Company Americas, as trustee (the "Trustee"). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A form of the Indenture has been filed as an exhibit to the registration statement of which this Prospectus is a part and is available as described above under "Certain Available Information". The following is a summary of the Indenture. Whenever there are references to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture.

        The Corporation may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this Prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities which may be issued under the Indenture. It provides that debt securities will be in registered form, may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Material Canadian and United States federal income tax considerations applicable to any debt securities, and special tax considerations applicable to the debt securities denominated in a currency or currency unit other than Canadian or U.S. dollars, will be described in the Prospectus Supplement relating to the offering of debt securities.

        The Prospectus Supplement will set forth the following terms relating to the debt securities being offered:

  •
  the title of the debt securities of the series;

  •
  any limit upon the aggregate principal amount of the debt securities of the series;

  •
  the party to whom any interest on a debt security of the series shall be payable;

  •
  the date or dates on which the principal of (and premium, if any, on) any debt securities of the series is payable;

  •
  the rate or rates at which the debt securities will bear interest, if any, the date or dates from which any interest will accrue, the interest payment dates on which interest will be payable and the regular record date for interest payable on any interest payment date;

  •
  the place or places where the principal of and any premium and interest are payable;

  •
  the period or periods if any within which, the price or prices at which, the currency or currency units in which and the terms and conditions upon which any debt securities of the series may be redeemed, in whole or in part, at the option of the Corporation;

  •
  the obligation, if any, of the Corporation to redeem or purchase any debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of the Holder thereof and the terms and conditions upon which debt securities of the series may be redeemed or purchased, in whole or in part pursuant to such obligation;

  •
  if other than denominations of $1,000 and any integral multiples of $1,000, the denominations in which the debt securities are issuable;

  •
  if the amount of principal of or any premium or interest on any debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

  •
  if other than U.S. dollars, the currency, currencies or currency units in which the principal of or any premium or interest on any debt securities of the series will be payable, and any related terms;

  •
  if the principal of or any premium or interest on any debt securities of the series is to be payable, at the election of the Corporation or the holders, in one or more currencies or currency units other than that or those in which the debt securities are stated to be payable, specific information relating to the currency, currencies or currency units, and the terms and conditions relating to any such election;

  •
  if other than the entire principal amount, the portion of the principal amount of any debt securities of the series that is payable upon acceleration of maturity;

  •
  if the principal amount payable at maturity of the debt securities of the series is not determinable prior to maturity, the amount that is deemed to be the principal amount prior to maturity for purposes of the debt securities and the Indenture;

  •
  if applicable, that the debt securities of the series are subject to defeasance and/or covenant defeasance;

  •
  if applicable, that the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, if so, the depositary for the global securities, the form of any legend or legends which will be borne by such global securities and any additional terms related to the exchange, transfer and registration of securities issued in global form;

  •
  any addition to or change in the Events of Default applicable to the debt securities of the series and any change in the right of the Trustee or the holders of the debt securities to accelerate the maturity of the debt securities of the series;

  •
  any addition to or change in the covenants described in this Prospectus applicable to the debt securities of the series;

  •
  if the debt securities are to be subordinated to other of the Corporation's obligations, the terms of the subordination and any related provisions;

  •
  whether the debt securities will be convertible into securities or other property, including the Corporation's common stock or other securities, whether in addition to, or in lieu of, any payment of principal or other amount or otherwise, and whether at the option of the Corporation or otherwise, the terms and conditions relating to conversion of the debt securities, and any other provisions relating to the conversion of the debt securities;

  •
  the obligation, if any, of the Corporation to pay to holders of any debt securities of the series amounts as may be necessary so that net payments on the debt security, after deduction or withholding for or on account of any present or future taxes and other governmental charges imposed by any taxing authority upon or as a result of payments on the securities, will not be less than the gross amount provided in the debt security, and the terms and conditions, if any, on which the Corporation may redeem the debt securities rather than pay such additional amounts;

  •
  whether the Corporation will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

  •
  any other terms of the series of debt securities.

        Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the holders the right to tender debt securities to Enbridge for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest, in the event Enbridge should become involved in a highly leveraged transaction or in the event of a change in control of Enbridge.

        Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the applicable Prospectus Supplement.

        Unless otherwise indicated in the applicable Prospectus Supplement, Enbridge may, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Ranking and Other Indebtedness

        Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities will be unsecured obligations and will rank equally with all of the Corporation's other unsecured and unsubordinated indebtedness. Enbridge is a holding company that conducts substantially all of its operations and holds substantially all of its assets through its subsidiaries. As at December 31, 2004, Enbridge's subsidiaries had outstanding $2,968.8 million aggregate principal amount of long-term debt (excluding intercompany indebtedness), of which $2,637.8 million relates to long-term debt incurred by regulated entities. The debt securities issued under this Prospectus will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness of Enbridge's subsidiaries.

Form, Denominations and Exchange

        Debt securities will be issuable solely as registered securities without coupons in denominations of US$1,000 and integral multiples of US$1,000, or in such other denominations as may be set out in the terms of the debt securities of any particular series. The Indenture also provides that debt securities of a series may be issuable in global form.

        Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations.

        The applicable Prospectus Supplement may indicate the places to register a transfer of debt securities, if other than the corporate trust office of the Trustee. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the debt securities, but the Corporation may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        The Corporation shall not be required to: (i) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or (iii) issue, register the transfer of or exchange any debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of and premium, if any, and interest, if any, on debt securities will be made at the corporate trust office of the Trustee, 60 Wall Street, 27th Floor, New York, New York 10005, or the Corporation may choose to pay principal, interest and any premium by (i) check mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or (ii) wire transfer to an account located in the United States of the person entitled to receive payments as specified in the securities register.

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Corporation.

Global Securities

        The registered debt securities of a series may be issued in whole or in part in global form (a "Global Security") and will be registered in the name of and be deposited with a depository (the "Depositary"), or its nominee, each of which will be identified in the Prospectus Supplement, if the depository is other than The Depository Trust Company ("DTC") and if the Trustee's nominee is other than Cede & Co. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of the successor.

        Unless otherwise indicated in an applicable Prospectus Supplement with respect to a series of debt securities, DTC, New York, New York, will act as the depositary for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co., DTC's nominee. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. Direct participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

        If other than as described below, the specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such persons having accounts with such Depositary or its nominee

("participants"). Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by Enbridge if such debt securities are offered and sold directly by the Corporation. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

        So long as the Depositary for a Global Security or its nominee is the registered owner of the Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debt securities of the series represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

        Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued or if there has occurred and be continuing an event of default under the Indenture. The Depositary will have no knowledge of the actual beneficial owners of the debt securities; the Depositary's records will reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Any payments of principal, premium, if any, and interest on Global Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such debt securities. None of Enbridge, the Trustee or any paying agent for debt securities represented by the Global Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Corporation expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Corporation also expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults, and proposed amendments to the Indenture.

        Any redemption notices relating to the debt securities will be sent to the Depositary. If less than all of the debt securities of a series are being redeemed, the Depositary may determine by lot the amount of the interest of each direct participant in the series to be redeemed. Neither the Depositary nor its nominee will consent or vote with respect to debt securities unless authorized by a direct participant in accordance with the Depositary's procedures. Under its procedures, the Depositary may send a proxy to the Corporation as soon as possible after the record date for a consent or vote. The proxy would assign the Depositary's nominee's consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the relevant record date.

        No Global Security may be exchanged in whole or in part, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for the Global Security or its nominee unless (1) the Depositary (A) has notified the Corporation that it is unwilling or unable to continue as Depositary for the Global Security or (B) has ceased to be a clearing agency registered under the U.S. Exchange Act, or (2) there shall have occurred and be continuing an event of default under the Indenture.

Definitions

        The Indenture contains, among others, definitions substantially to the following effect:

        "Consolidated Net Tangible Assets" means all consolidated assets of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, less the aggregate of the following amounts reflected upon such balance sheet:

  (a)
  all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

  (b)
  to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset; provided that no deduction shall be made under this paragraph (b) to the extent that such amount reflects a decrease in value or periodic allocation of the cost of any asset referred to in paragraph (a) above;

  (c)
  minority interests;

  (d)
  non-cash current assets; and

  (e)
  Non-Recourse Assets to the extent of the outstanding Non-Recourse Debt financing of such assets.

        "Consolidated Shareholders' Equity" means the aggregate amount of shareholders' equity (including, without limitation, common share capital, contributed surplus and retained earnings but excluding preferred share capital) of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation adjusted by the amount by which share capital and contributed surplus has been increased or decreased (as the case may be) from the date of such balance sheet to the relevant date of determination, the whole in accordance with Canadian GAAP.

        "Financial Instrument Obligations" means obligations arising under:

  (a)
  any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is interest rates or the price, value, or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

  (b)
  any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

  (c)
  any agreement for the making or taking of Petroleum Substances or electricity, any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is Petroleum Substances or electricity or the price, value or amount payable thereunder is dependent or based upon the price of Petroleum Substances or electricity or fluctuations in the price of Petroleum Substances or electricity, each as the case may be;

to the extent of the net amount due or accruing due by the Corporation thereunder (determined by marking-to-market the same in accordance with their terms).

        "Indebtedness" means all items of indebtedness in respect of amounts borrowed and all Purchase Money Obligations which, in accordance with Canadian GAAP, would be recorded in the financial statements as at the date as of which such Indebtedness is to be determined, and in any event including, without duplication:

  (a)
  obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

  (b)
  guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them.

        "Non-Recourse Assets" means the assets created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which recourse of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such indebtedness is limited in all circumstances (other than in respect of false or misleading representations or warranties).

        "Non-Recourse Debt" means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refundings of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such Indebtedness or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties) to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

        "Petroleum Substances" means crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producable in association with any of the foregoing, including hydrogen sulphide and sulphur.

        "Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals, or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.

        "Security Interest" means any security by way of assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not.

Covenants

        The Indenture contains promises by the Corporation, called "covenants" for the benefit of the holders of the debt securities. Except to the extent that covenants are modified, deleted or added with respect to any series of debt securities, as provided in an applicable Prospectus Supplement with respect to such series of debt securities, the Corporation will make the covenant described under the heading "— Limitation on Security Interests" for the holders of the senior debt securities, but not for the holders of subordinated debt securities, and will make each of the covenants described under the heading "— Other Indenture Covenants" for the holders of all debt securities, unless otherwise indicated in a Prospectus Supplement.

Limitation on Security Interests

        The Corporation agrees in the Indenture, for the benefit of the holders of senior debt securities, but not for the benefit of the holders of subordinated debt securities, that it will not create, assume or otherwise have outstanding any Security Interest on its assets securing any Indebtedness unless the obligations of the Corporation in respect of all debt securities then outstanding shall be secured equally and rateably therewith.

        This covenant has significant exceptions which allow the Corporation to incur or allow to exist over its properties and assets Permitted Encumbrances (as defined in the Indenture), which include, among other things:

  •
  Security Interests existing on the date of the first issuance of debt securities by the Corporation under the Indenture or arising after that date under contractual commitments entered into prior to that date;

  •
  Security Interests securing Purchase Money Obligations;

  •
  Security Interests securing Non-Recourse Debt;

  •
  Security Interests in favour of the Corporation's subsidiaries;

  •
  Security Interests existing on property of a corporation which is merged into, or amalgamated or consolidated with, the Corporation or the property of which is acquired by the Corporation;

  •
  Security Interests securing Indebtedness to banks or other lending institutions incurred in the ordinary course of business, repayable on demand or maturing within 18 months of incurrence or renewal or extension;

  •
  Security Interests on or against cash or debt securities pledged to secure Financial Instrument Obligations;

  •
  Security Interests in respect of:

  •
  certain liens for taxes, assessments and workmen's compensation assessments, unemployment insurance or other social security obligations,

  •
  liens and certain rights under leases,

  •
  certain obligations affecting the property of the Corporation to governmental or public authorities, with respect to franchises, grants, licenses or permits and title defects arising because structures or facilities are on lands held by the Corporation under government grant, subject to a materiality threshold,

  •
  certain liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation, public and statutory obligations, liens or claims incidental to current construction, builders', mechanics', labourers', materialmen's, warehousemen's, carriers' and other similar liens,

    •
    certain rights of governmental or public authorities under statute or the terms of leases, licenses, franchises, grants or permits,

    •
    certain undetermined or inchoate liens incidental to the operations of the Corporation,

    •
    Security Interests contested in good faith by the Corporation or for which payment is deposited with the Trustee,

    •
    certain easements, rights-of-way and servitudes,

    •
    certain security to public utilities, municipalities or governmental or other public authorities,

    •
    certain liens and privileges arising out of judgments or awards, and

    •
    other liens of a nature similar to those described above which do not in the opinion of the Corporation materially impair the use of the subject property or the operation of the business of the Corporation or the value of the property for the Corporation's business; and

  •
  extensions, renewals, alterations and replacements of the permitted Security Interests referred to above; provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the Indebtedness secured thereby is not increased.

        In addition, the Indenture permits the Corporation to incur or allow to exist any other Security Interest or Security Interests if the amount of Indebtedness secured under the Security Interest or Security Interests does not exceed 5% of the Corporation's Consolidated Net Tangible Assets.

        The Indenture covenant restricting Security Interests will not restrict the Corporation's ability to sell its property and other assets and will not restrict any subsidiary of the Corporation from creating, assuming or otherwise having outstanding any Security Interests on its assets.

Other Indenture Covenants

        Except to the extent that covenants are modified, deleted or added with respect to any series of debt securities, as provided in an applicable Prospectus Supplement with respect to such series of debt securities, the Corporation will covenant with respect to each series of debt securities to (1) duly and punctually pay amounts due on the debt securities; (2) maintain an office or agency where debt securities may be presented or surrendered for payment, where debt securities may be surrendered for registration of transfer or exchange and where notices and demands to the Corporation may be served; (3) deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate stating whether or not the Corporation is in default under the Indenture; (4) pay before delinquency, taxes, assessments and governmental charges and lawful claims for labour, materials and supplies which, if unpaid, might by law become a lien upon the property of the Corporation, subject to the right of the Corporation to contest the validity of a charge, assessment or claim in good faith; and (5) maintain and keep in good condition properties used or useful in the conduct of its business and make necessary repairs and improvements as in the judgment of the Corporation are necessary to carry on the Corporation's business; provided, that the Corporation may discontinue operating or maintaining any of its properties if, in the judgment of the Corporation, the discontinuance is desirable in the conduct of the Corporation's business and not disadvantageous in any material respect to the holders of the debt securities.

        Subject to the provision described under the heading "— Mergers, Consolidations and Sales of Assets" below, the Corporation will also covenant that it will do all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided that the Corporation is not required to preserve any right or franchise if the board of directors determines that preservation of the right or franchise is no longer desirable in the conduct of the business of the Corporation and that its loss is not disadvantageous in any material respect to the holders of the debt securities.

Waiver of Covenants.

        Except as otherwise provided in an applicable Prospectus Supplement with respect to any series of debt securities under the Indenture, the Corporation may omit in any particular instance to comply with any term, provision or condition in any covenant for such series, if before the time for such compliance the holders of a majority in principal amount of the outstanding securities of the series waive compliance with the applicable such term, provision or condition.

Mergers, Consolidations and Sales of Assets

        The Corporation may consolidate or amalgamate with or merge into or enter into any statutory arrangement for such purpose with any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, so long as, among other requirements:

  (a)
  the successor to the consolidation, amalgamation, merger or arrangement is organized under the laws of Canada, or any Province or Territory, the United States of America, or any State or the District of Columbia, and expressly assumes the obligation to pay the principal of and any premium and interest on all of the debt securities and perform or observe the covenants and obligations contained in the Indenture;

  (b)
  immediately after giving effect to the transaction, no Event of Default, or event which, after notice or lapse of time or both, would become an Event of Default, will have happened and be continuing; and

  (c)
  if, as a result of any such consolidation, amalgamation, merger or arrangement, properties or assets of the Corporation would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Indenture, the Corporation or such successor, as the case may be, shall take such steps as shall be necessary effectively to secure the debt securities equally and ratably with (or prior to) all indebtedness secured thereby.

        Upon any consolidation, amalgamation, merger or arrangement of the Corporation or conveyance, transfer or lease of properties and assets of the Corporation substantially as an entirety, the successor to the Corporation will succeed to every right and power of the Corporation under the Indenture, and the Corporation will be relieved of all obligations and covenants under the Indenture and the debt securities.

Payment of Additional Amounts

        Unless otherwise specified in an applicable Prospectus Supplement, the Corporation will, subject to the exceptions and limitations set forth below, pay to the holder of any debt security who is a non-resident of Canada under the Income Tax Act (Canada) such additional amounts as may be necessary so that every net payment on such debt security, after deduction or withholding by the Corporation or any of its paying agents for or on account of any present or future tax, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed by the government of Canada (or any political subdivision or taxing authority thereof or therein) (collectively, "Canadian Taxes") upon or as a result of such payment, will not be less than the amount provided in such debt security or in such coupon to be then due and payable (and the Corporation will remit the full amount withheld to the relevant authority in accordance with applicable law). However, the Corporation will not be required to make any payment of additional amounts:

  (a)
  to any person in respect of whom such taxes are required to be withheld or deducted as a result of such person not dealing at arm's length with the Corporation (within the meaning of the Income Tax Act (Canada));

  (b)
  to any person by reason of such person being connected with Canada (otherwise than merely by holding or ownership of any series of debt securities or receiving any payments or exercising any rights thereunder), including without limitation a non-resident insurer who carries on an insurance business in Canada and in a country other than Canada;

  (c)
  for or on account of any tax, assessment or other governmental charge which would not have been so imposed but for: (i) the presentation by the holder of such debt security or coupon for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later; or (ii) the holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from or a reduction in the rate of deduction or withholding of, any such taxes, assessment or charge;

  (d)
  for or on account of any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge;

  (e)
  for or on account of any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment to a person on a debt security if such payment can be made to such person without such withholding by at least one other paying agent the identity of which is provided to such person;

  (f)
  for or on account of any tax, assessment or other governmental charge which is payable otherwise than by withholding from a payment on a debt security; or

  (g)
  for any combination of items (a), (b), (c), (d), (e) and (f);

nor will additional amounts be paid with respect to any payment on a debt security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of such debt security.

        The Corporation will furnish to the holders of the debt securities, within 30 days after the date of the payment of any Canadian Taxes is due under applicable law, certified copies of tax receipts or other documents evidencing such payment.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context additional amounts are, were or would be payable in respect thereof.

Redemption

        If and to the extent specified in an applicable Prospectus Supplement, the debt securities of a series will be subject to redemption at the time or times specified therein, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice. Notice of redemption of the debt securities of such series will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Tax Redemption

        Unless otherwise specified in an applicable Prospectus Supplement, each series of debt securities will be subject to redemption at any time at a redemption price equal to the principal amount of the debt securities, together with accrued and unpaid interest to the date fixed for redemption, upon the giving of the notice as described above, if the Corporation (or its successor) determines that (1) as a result of (A) any amendment to or change (including any announced prospective change) in the laws or related regulations of Canada (or the Corporation's successor's jurisdiction of organization) or of any applicable political subdivision or taxing authority or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority announced or becoming effective on or after the date specified in the applicable Prospectus Supplement, the Corporation has or will become obligated to pay, on the next interest payment date for the debt securities of the series, additional amounts with respect to any debt security of the series as described under "— Payment of Additional Amounts" above, or (2) on or after the date specified in the applicable Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court in, Canada (or the Corporation's successor's jurisdiction of organization) or any applicable political subdivision or taxing authority, including any of those actions specified in (1) above, whether or not the action was taken or decision rendered with respect to the Corporation, or any change, amendment, application or interpretation is officially proposed, which, in the opinion of the Corporation's counsel, will result in the Corporation becoming obligated to pay, on the next interest payment date, additional amounts with respect to any debt security of the series, and the Corporation has determined that the obligation cannot be avoided by the use of reasonable available measures.

Provision of Financial Information

        The Corporation will file with the Trustee, within 15 days after it files them with the SEC, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Corporation is required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act. If the Corporation is not required to file such information, documents or reports with the SEC, then the Corporation will file with the Trustee such periodic reports as the Corporation files with the securities commission or corresponding securities regulatory authority in each of the Provinces of Canada within 15 days after it files them with such securities commissions or securities regulatory authorities.

Events of Default

        Unless otherwise specified in an applicable Prospectus Supplement relating to a particular series of debt securities, the following events are defined in the Indenture as "Events of Default" with respect to debt securities of any series:

  (a)
  the failure of the Corporation to pay when due the principal of or premium (if any) on any debt securities or, if the debt securities are convertible into other securities, any amounts due upon the conversion of the debt securities;

  (b)
  the failure of the Corporation, continuing for 30 days, to pay any interest due on any debt securities;

  (c)
  the failure of the Corporation to deposit any sinking fund payment due on any debt securities;

  (d)
  the breach or violation of any covenant or condition (other than as referred to in (a) and (b) above), which continues for a period of 60 days after notice from the Trustee or from holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

  (e)
  default in payment at maturity, including any applicable grace period, or default in the performance or observance of any other covenant, term, agreement or condition, with respect to any single item of Indebtedness in an amount in excess of 5% of Consolidated Shareholders' Equity or with respect to more than two items of Indebtedness in an aggregate amount in excess of 10% of Consolidated Shareholders' Equity and, if such Indebtedness has not already matured in accordance with its terms, such indebtedness has been accelerated, if such Indebtedness has not been discharged or such acceleration shall not have been rescinded or annulled within a period of 10 days after there shall have been given, by registered or certified mail, to the Corporation by the Trustee or to the Corporation and the Trustee by the holders of at least 25% in principal amount of the outstanding debt securities of that series a written notice specifying the default and requiring the Corporation to cause such Indebtedness to be discharged or cause such acceleration to be rescinded or annulled, provided that if the Indebtedness is discharged or the applicable default under the indebtedness is waived, then the Event of Default under the Indenture will be deemed waived;

  (f)
  certain events of bankruptcy, insolvency or reorganization involving the Corporation; or

  (g)
  any other Event of Default provided with respect to debt securities of that series.

        If an Event of Default occurs and is continuing with respect to any series of debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to the Corporation and the Trustee under certain circumstances (which include payment or deposit with the Trustee of outstanding principal, premium and interest, unless the Prospectus Supplement applicable to an issue of debt securities otherwise provides), may rescind and annul such acceleration.

        The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such Event of Default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of such series affected by such Event of Default, (b) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by the Corporation and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series: (1) change the stated maturity of the principal of, or any instalment of interest, if any, on any debt security; (2) reduce the principal amount of, or the premium, if any, or the rate of interest, if any, on any debt security; (3) change the place of payment; (4) change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; (6) adversely affect any right to convert or exchange any debt security; (7) reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (8) modify the provisions of the Indenture relating to subordination in a manner that adversely affects the rights of the holders of debt securities; or (9) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indenture, including the covenants and events of default. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of debt securities, in order, among other purposes, to cure any ambiguity or inconsistency or to make any change that does not have an adverse effect on the rights of any holder of debt securities.

Defeasance

        The Indenture provides that, at its option, the Corporation will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things (1) the Corporation has delivered to the Trustee an opinion of counsel in the United States stating that (a) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (2) the Corporation has delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency ("CRA") to the effect that the holders of such outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) the Corporation is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) the Corporation has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied. The Corporation may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Corporation meets the conditions described in the preceding sentence at the time the Corporation exercises the Defeasance option.

        The Indenture provides that, at its option, the Corporation may omit to comply with covenants, including the covenants described above under the heading "Covenants", and such omission shall not be deemed to be an Event of Default under the Indenture and the outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities ("Covenant Defeasance"). If the Corporation exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (1) the Corporation has delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (2) the Corporation has delivered to the Trustee an opinion of counsel in Canada or a ruling from the CRA to the effect that the holders of such outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) the Corporation is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) the Corporation has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied.

Consent to Jurisdiction and Service

        Under the Indenture, the Corporation agrees to appoint CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the city of New York, and irrevocably submits to such jurisdiction.

Governing Law

        The debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF SHARE CAPITAL

        The following sets forth the terms and provisions of the existing capital of the Corporation. The following description is subject to, and qualified by reference to, the terms and provisions of the Corporation's articles and by-laws. The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of non-voting preference shares, issuable in series.

Common Shares

        Each common share of the Corporation entitles the holder to one vote for each common share held at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, to receive dividends if, as and when declared by the board of directors, subject to prior satisfaction of preferential dividends applicable to any first preferred shares, and to participate rateably in any distribution of the assets of the Corporation upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the preferred shares.

        Under the dividend reinvestment and share purchase plan, registered shareholders may reinvest their dividends in additional common shares of the Corporation or make optional cash payments to purchase additional common shares, in either case, free of brokerage or other charges.

        The registrar and transfer agent for the common shares in Canada is CIBC Mellon Trust Company at its principal transfer office in Vancouver, British Columbia, Calgary, Alberta, Winnipeg, Manitoba, Toronto, Ontario, Montreal, Québec and Halifax, Nova Scotia. The co-registrar and co-transfer agent for the common shares in the United States is Mellon Investor Services LLC at its principal office in Ridgefield Park, New Jersey.

Shareholder Rights Plan

        The Corporation has a Shareholder Rights Plan that is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Corporation. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces the intention to acquire 20% or more of the Corporation's outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Corporation. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Corporation at a 50% discount to the market price at that time. For further particulars, reference should be made to the Shareholder Rights Plan, a copy of which may be obtained by contacting the Director, Investor Relations, Enbridge Inc., 3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8; telephone: 1-800-481-2804; fax (403) 231-5780; email: investor.relations@enbridge.com.

Preferred Shares

Shares Issuable in Series

        The preferred shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Corporation shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Corporation, determine the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Corporation or the right to be convertible or exchangeable for common shares, directly or indirectly.

Priority

        The preferred shares of each series shall rank on a parity with the preferred shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the common shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Voting Rights

        Except as required by law, holders of the preferred shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation, provided that the rights, privileges, restrictions and conditions attached to the preferred shares as a class may be added to, changed or removed only with the approval of the holders of the preferred shares given in such manner as may then be required by law, at a meeting of the holders of the preferred shares duly called for that purpose.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe material Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Securities offered thereunder, including whether the payments of dividends on common shares or preferred shares or payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe material United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such material consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        The Corporation may sell the Securities to or through underwriters or dealers and also may sell the Securities directly to purchasers pursuant to applicable statutory exemptions or through agents.

        The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

        The Prospectus Supplement relating to each series of the Securities will also set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the proceeds to the Corporation, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or re-allowed to dealers. Underwriters with respect to Securities sold to or through underwriters will be named in the Prospectus Supplement relating to such Securities.

        In connection with the sale of the Securities, underwriters may receive compensation from the Corporation or from purchasers of the Securities for whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the general funds of the Corporation.

        Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

RISK FACTORS

        Investment in the Securities is subject to various risks. Before deciding whether to invest in any Securities, investors should consider carefully the risks incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in any Prospectus Supplement before purchasing the Securities offered hereby.

        Discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation's management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2004 and 2003 filed with the various securities regulatory authorities, which is incorporated by reference in this Prospectus.

LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters relating to Canadian law in connection with the offering of Securities will be passed upon for the Corporation by McCarthy Tétrault LLP, Calgary, Alberta, Canada, and the validity of the debt securities as to matters of New York law will be passed upon for the Corporation by Sullivan & Cromwell LLP, New York, New York. In addition, certain legal matters relating to United States law in connection with the offering of Securities will be passed upon for any underwriters, dealers or agents by Shearman & Sterling LLP, Toronto, Ontario, Canada.

        The partners and associates of McCarthy Tétrault LLP and Sullivan & Cromwell LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

EXPERTS

        The consolidated annual financial statements of the Corporation for the years ended December 31, 2004 and 2003 incorporated by reference in this Prospectus have been so incorporated in reliance on the audit report, which is also incorporated by reference in this Prospectus, of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, on the authority of such firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC either separately or as exhibits to the registration statement of which this Prospectus forms a part: the documents listed herein under "Documents Incorporated by Reference"; the consent of PricewaterhouseCoopers LLP, Chartered Accountants; certain powers of attorney; the form of Indenture; appointment of agent for service of process and undertaking on Form F-X; and the Statement of Eligibility of the Trustee on Form T-1.

ENFORCEMENT OF CIVIL LIABILITIES

        The Corporation is a Canadian corporation, and the majority of its assets and operations are located, and the majority of its revenues are derived, outside the United States. The Corporation has appointed CT Corporation System, New York, New York, as its agent to receive service of process with respect to any action brought against it in any federal or state court in the State of New York arising from this offering. However, it may not be possible for investors to enforce outside the United States judgments against the Corporation obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal and state securities laws. In addition, certain of the directors and officers of the Corporation are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United Stated federal and state securities laws.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

        We have read the short form prospectus of Enbridge Inc. (the "Corporation") dated February 11, 2005 relating to the issue and sale of up to US$1,000,000,000 of securities, including common shares, preferred shares and debt securities of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the balance sheets of the Corporation as at December 31, 2004 and 2003 and the statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. Our report is dated January 25, 2005.

"PricewaterhouseCoopers LLP"

Chartered Accountants
February 11, 2005

US$300,000,000

Enbridge Inc.

4.90% Senior Notes due 2015

PROSPECTUS SUPPLEMENT
February 22, 2005

Citigroup

Banc of America Securities LLC
Deutsche Bank Securities
HSBC
Merrill Lynch & Co.
Morgan Stanley
UBS Investment Bank
Wachovia Securities
CIBC World Markets

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS
EXCHANGE RATE DATA
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
DOCUMENTS INCORPORATED BY REFERENCE
SUMMARY OF THE OFFERING
ENBRIDGE INC.
SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
PRO FORMA INTEREST COVERAGE RATIO
RISK FACTORS
DESCRIPTION OF THE NOTES
MATERIAL INCOME TAX CONSIDERATIONS
CREDIT RATINGS
UNDERWRITING
LEGAL MATTERS
EXPERTS
CONSENT OF PRICEWATERHOUSECOOPERS LLP
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
DOCUMENTS INCORPORATED BY REFERENCE
CERTAIN AVAILABLE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE CORPORATION
USE OF PROCEEDS
INTEREST COVERAGE RATIO
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF SHARE CAPITAL
CERTAIN INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
RISK FACTORS
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
ENFORCEMENT OF CIVIL LIABILITIES
CONSENT OF PRICEWATERHOUSECOOPERS LLP